LINCOLN GOLD CORPORATION
Suite 350, 850 Dunsmuir Street
Vancouver, B.C. V6C 1N5
Telephone: (604) 688-7377 Fax: (604) 688-7307

MANAGEMENT PROXY CIRCULAR
as at May 20, 2008

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Lincoln Gold Corporation (the “Corporation”) for use at the annual meeting (the “Meeting”) of its shareholders to be held on June 26, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Proxy Circular, references to “the Corporation”, “we” and “our” refer to Lincoln Gold Corporation. “Common Shares” means common shares without par value in the capital of the Corporation. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The Corporation was incorporated in the State of Nevada, United States, and was continued under the Canada Business Corporations Act (the “CBCA”) on November 20, 2007. The Common Shares of the Corporation are quoted on the OTCBB under the symbol “LGCPF”.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The Corporation will bear all costs of this solicitation. We have arranged for intermediaries to forward the Meeting materials to beneficial owners of Common Shares held as of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Corporation. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a Proxy, you must complete, date and sign the Proxy and return it to the Corporation’s transfer agent, Pacific Corporate Trust Company, by fax at 604 689-8144, or by mail or by hand at 2ndth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Corporation’s transfer agent, Pacific Corporate Trust Company, by fax at (604) 689-8144, or by mail or hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number at 1-888-835-8683 and following the instructions of the voice response system by providing the Holder ID and Holder Code located beside your name on the proxy form on the lower left hand side. If the Holder ID and Holder Code are not on the proxy, it will be on the back of the flyer enclosed with this material. Instructions are then conveyed by use of the touchtone selections over the telephone; or

(c)

using the internet through the website of Pacific Corporate Trust Company at www.webvote.pctc.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the Holder ID and Holder Code and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The information in this section is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Corporation is taking advantage of those provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permits it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF). These VIFs are to be completed and returned to Pacific Corporate Trust Company in the envelope provided or by facsimile to the number provided in the VIF. In addition, Pacific Corporate Trust Company will provide instructions for voting by either telephone or internet on the VIF itself. Pacific Corporate Trust Company will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs it receives.

This Management Proxy Circular, with related material, is being sent to both registered and non-registered owners of the Common Shares of the Corporation. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary who holds your Common Shares on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding your Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their broker or intermediary in order to ensure that their Common Shares are voted at the Meeting.

The form of proxy that will be supplied by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediary how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge will mail a VIF in lieu of a Proxy provided by the Corporation. The VIF will name the same persons as the Corporation’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation) other than the persons designated in the VIF to represent the Beneficial Shareholder at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, you should enter your own name in the blank space on the VIF provided to you and return the same to your broker in accordance with the instructions provided by your broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send to you a legal proxy which would enable you to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Pacific Corporate Trust Company at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Corporation has fixed May 20, 2008 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of May 20, 2008, there were 54,058,666 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Corporation, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation as at May 20, 2008. The following documents filed with the securities commissions or similar regulatory authority in British Columbia are specifically incorporated by reference into, and form an integral part of, this management proxy circular.

  Audited financial statements of the Corporation for its fiscal year ended December 31, 2007, the report of the auditor and related management discussion and analysis filed on Sedar on April 29, 2008.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from Mary Morvai, Corporation Secretary of the Corporation at Suite 350, 850 Dunsmuir Street, Vancouver, BC V6C 1N5 Telephone: (604) 688-7377 or Fax: (604) 688-7307. These documents are also available through the Internet on Sedar, which can be accessed at www.sedar.com.

FINANCIAL STATEMENTS

The financial statements of the Corporation for the year ended December 31, 2007, the report of the auditor and related management discussion and analysis thereof will be placed before the Meeting and is included with the Notice of Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Corporation’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation will be a minimum of three and a maximum of 10. The term of office of each of the current directors will end at the conclusion of the

Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the CBCA, each director elected will hold office until the conclusion of the next annual meeting of the Corporation, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s five (5) nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment (for the five preceding years for new director nominees), the period of time during which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 20, 2008.

Name of Nominee; Current Position with the Corporation and Province and Country of Residence	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(1)
Paul F. Saxton President and Director British Columbia, Canada	Since March 26, 2004	4,500,000(2)
Andrew F. B. Milligan Director British Columbia, Canada	Since March 26, 2004	1,950,000(3)
James Chapman Director British Columbia, Canada	Since April 12, 2004	700,000(4)
Andrew Bowering Director British Columbia, Canada	Since February 13, 2006	1,000,000(5)
Marc LeBlanc Director British Columbia, Canada	Since March 26, 2008	Nil

Notes

1.	The information as to Common Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

2.	Mr. Saxton also holds options to purchase 600,000 Common Shares at an exercise price of $0.25 per Common Share expiring on September 25, 2010.

3.	Mr. Milligan also holds options to purchase 300,000 Common Shares at an exercise price of $0.25 per Common Share expiring on September 25, 2010.

4.	Mr. Chapman also holds options to purchase 300,000 Common Shares at an exercise price of $0.25 per Common Share expiring on September 25, 2010.

5.	Mr. Bowering also holds options to purchase 300,000 Common Shares at an exercise price of $0.25 per Common Share expiring on September 25, 2010.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

Paul F. Saxton, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Director

Mr. Saxton was appointed as a director on March 26, 2004. Our board of directors also appointed Mr. Saxton as our chief executive officer and our chief financial officer as of March 26, 2004. Paul Saxton is a mining engineer who also holds an MBA from the University of Western Ontario. He has been active in the mining industry since 1969, holding various positions including mining engineer, mine superintendent, President and CEO of numerous Canadian mining companies. Following 10 years with Cominco, Paul became Vice President and President of Mascot Gold Mines Ltd., initially working on the design and construction of the Nickel Plate mine in BC. Subsequently Paul became a Vice-President of Corona Corporation. In 1989, Paul was appointed Senior Vice President of Viceroy Resource Corporation where he was responsible for obtaining financing and construction and operations of the Castle Mountain mine in California. In 1994 Mr. Saxton left Viceroy to become President of Loki Gold Corporation and Baja Gold Inc. As President of these companies Paul was responsible for bringing the Brewery Creek Gold mine into production. In 1996 Mr. Saxton was instrumental in merging Loki Gold Corp., Baja Gold Inc into Viceroy Resource Corporation. Following his departure from Viceroy in 1998, Paul became President of Standard Mining Corp. organizing the company and supervising its exploration activities until 2001, when Standard Mining Corp. was merged with Doublestar Resources Ltd.

Andrew F. B. Milligan, Chairman and Director

Mr. Andrew Milligan was appointed as one of our directors on March 26, 2004. Our board of directors also appointed Mr. Milligan as our chairman as of March 26, 2004. Mr. Milligan is a business executive who has concentrated on mining ventures over the past 25 years. From 1984 to 1986 he was President and Chief Executive Officer of Glamis Gold Ltd. In November 1986 he was appointed President and Chief Executive Officer of Cornucopia Resources Ltd. In 1998 and 1999 Cornucopia disposed of its gold mining interests and subsequently merged with three other companies to form Quest Investment Corporation. Mr. Milligan was a director of Quest until June, 2003. He is currently a director of several mining companies trading on both the American Stock Exchange and the TSX Venture Exchange.

James Chapman, Director

Mr. Chapman was appointed as one of our directors on April 12, 2004. Mr. Chapman graduated from the University of British Columbia in 1976 with a B.Sc. Geology degree and has focused on mineral exploration primarily for junior mining companies and consulting groups. This experience has incorporated all aspects of the industry from property evaluation, project generation through implementation and report preparation for owners, clients and regulatory authorities. Since 1982 he has operated as an independent consulting geologist on projects including precious and base metals, uranium, diamonds and phosphate, from reconnaissance level projects to deposit definition drill programs. He is a “Qualified Person” under Canadian regulations, as defined by National Instrument Policy 43.101.

Andrew W. Bowering, Director

Mr. Andrew Bowering was appointed as a director on August 20, 2004. Mr. Bowering is a corporate administrator with 17 years experience in the financing and management of exploration, development and startup companies. He has held senior executive positions and directorships in numerous public companies involved in mineral exploration in Canada, the United States, Mexico and China. Mr. Bowering was the Chief Financial Officer of Pinnacles Mines Ltd. and ATW Ventures Ltd. Mr. Bowering has directly raised over $25 million for mineral exploration and development. He has led several large acquisition programs in Northwest British Columbia, Alberta and Central Mexico. In addition to mineral exploration activities, Mr. Bowering was a founder and principle of two publicly traded consumer product companies that operated worldwide. He has an in-depth knowledge of securities markets, regulatory affairs and investor/public relations.

Marc LeBlanc, Director

Mr. Marc LeBlanc was appointed as a director on March 26, 2008. Mr. LeBlanc has been the VP Corporate Development Mercator Minerals Ltd. since May 2007 and their Corporate Secretary since January 2005. Mr. LeBlanc is currently a member in good standing with the Canadian Society of Corporate Secretaries and the British Columbia Paralegal Association and a member of the Prospectors and Developers Association of Canada. Mr. LeBlanc holds a Bachelor of Arts Degree from Simon Fraser University and an Associates Degree in Legal Studies from Capilano College. Prior to joining the Corporation, Mr. LeBlanc provided consulting services to a number of public mining companies in the areas of corporate finance and regulatory affairs in the review and preparation of offering materials and continuous disclosure filings pursuant to Canadian and US securities legislation and regulation. From 2000 to May 2004, Mr. LeBlanc was employed with a number of Vancouver law firms and was responsible for the preparation and review of all continuous disclosure documents for publicly traded companies listed in North America and Europe and ensuring the maintenance of these companies of the requirements of Canadian and US securities legislation and regulations. Mr. LeBlanc was formerly the Assistant Corporate Secretary of Miramar Mining Corporation and Northern Orion Explorations Ltd. responsible for all corporate and securities filings, disclosure requirements and exchange maintenance with the Toronto Stock Exchange and the NASDAQ Stock Market. Mr. LeBlanc is and has been a director or officer of a number of public mining and industrial companies.

APPOINTMENT OF AUDITOR

Davidson & Company LLP, Chartered Accountants, 1200 – 609 Granville Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Corporation at a remuneration to be fixed by the directors. Davidson & Company LLP was first appointed auditor of the Corporation on November 15, 2007.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators (“NI52-110”) requires the Corporation, as a venture issuer, to disclose annually in its Management Proxy Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule “A” hereto.

Composition of the Audit Committee

The members of the audit committee are Andrew F.B. Milligan, Andrew Bowering and Marc LeBlanc. Mr. Milligan is not an independent member of the Corporation’s audit committee as he is the chairman of the Corporation’s board of directors. Each of Mr. Bowering and Mr. Leblanc is an independent member of the Corporation’s audit committee. Accordingly, the majority of the members of the audit committee are independent members and all members are considered to be financially literate.

Relevant Education and Experience

Andrew F.B. Milligan

Mr. Milligan is a business executive who has concentrated on mining ventures over the past 25 years. Mr. Milligan is and has been a director or officer of a number of public mining companies trading on both the American Stock Exchange and the TSX Venture Exchange.

Andrew Bowering

Mr. Bowering is a corporate administrator with 17 years experience in the financing and management of exploration, development and start-up companies. He has held senior executive positions and directorships in numerous public companies involved in mineral exploration in Canada, the United States, Mexico and China. Mr. Bowering was the Chief Financial Officer of two public mining companies trading on the TSX Ventures Exchange.

Marc LeBlanc

Mr. LeBlanc holds a Bachelor of Arts Degree from Simon Fraser University and an Associates Degree in Legal Studies from Capilano College. Prior to joining the Corporation, Mr. LeBlanc provided consulting services to a number of public mining companies in the areas of corporate finance and regulatory affairs in the review and preparation of offering materials and continuous disclosure filings pursuant to Canadian and US securities legislation and regulation. Mr. LeBlanc is and has been a director or officer of a number of public mining and industrial companies.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than Davidson & Company LLP.

Reliance on Certain Exemptions

The Corporation’s auditor, Davidson & Company LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Davidson & Company LLP to the Corporation to ensure auditor independence. Fees incurred with Davidson & Company LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2006.	Fees Paid to Auditor in Year Ended December 31, 2007.
Audit Fees(1)	$15,350	$40,000
Audit-Related Fees(2)	$Nil	$0
Tax Fees(3)	$Nil	$0
All Other Fees(4)	$Nil	$12,190
Total	$15,350	$52,190

Notes:

(1)        “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Corporation’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)        “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)        “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)        “All Other Fees” include all other non-audit services.

Exemption

The Corporation is relying upon the exemption in section 6.1 of NI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under NI 52-110 for the year ended December 31, 2007. This exemption exempts a “venture issuer” from the requirement to have 100% of its members independent, as would otherwise be required by NI 52-110.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the corporation. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Corporation is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Corporation’s Board be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by having a majority of the Board not being officers of the Corporation.

The independent members of the Board of the Corporation are James Chapman, Andrew W. Bowering and Marc LeBlanc.

The non-independent directors are Paul F. Saxton, the President and Chief Executive Officer of the Corporation, and Andrew Bowering, the Chairman of the Board.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation’s business in the ordinary course, managing cash flow, identifying new exploration prospects, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its audit committee, the Board examines the effectiveness of the Corporation’s internal control processes and management information systems.

Directorships

Mr. Saxton is a director of the following reporting issuers:

Name of Reporting Issuer	Market Traded On	Position Held	From	To
GoldCliff Resource Corporation	TSX-V	Director	March 2004	Current
Uranerz Energy Corporation	AMEX	Director	March 2006	Current
Nayarit Gold Inc.	TSX-V	Director	April 2007	Current
Cross Lake Minerals Ltd.	TSX-V	Director	December 2006	Current
Pinnacle Mines Ltd.	TSX-V	Chairman & COO	June 2004	Current
Zazu Metals Corporation	TSX	Director	July 2007	Current

Mr. Milligan is a director of the following reporting issuers:

Name of Reporting Issuer	Market Traded On	Position Held	From	To
Oremex Resources Inc.	TSX-V	Director	September 2005	Current
Valgold Resources Ltd.	TSX-V	Director	December 2002	Current

Mr. Chapman is a director of the following reporting issuers:

Name of Reporting Issuer	Market Traded On	Position Held	From	To
Golden Cross Resources Inc.	OTCBB	Director	June 2007	Current

Mr. Bowering is a director of the following reporting issuers:

Name of Reporting Issuer	Market Traded On	Position Held	From	To
Cap-Link Ventures Ltd.	TSX-V	Director	August 2005	Current
Pinnacle Mines Ltd.	TSX-V	VP & Director	October 2003	Current
ATW Venture Corp.	TSX-V	CFO & Director	September 2005	Current

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Corporation’s properties, business, operation plans and industry and on the responsibilities of directors. Board meetings may also include presentations by the Corporation’s management and employees to give the directors additional insight into the Corporation’s business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Corporation, this policy will be reviewed.

Compensation

The policies suggest that (i) committees of the board of directors of a listed corporation (other than the audit committee) generally be composed of a majority of independent directors (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation’s approach to governance issues, (iii) under the audit committee instrument, the audit committee of every board of directors must be composed only of independent directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the audit committee have direct access to the corporation’s external auditor, and (v) the board of directors appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The Board has an Audit Committee and a Compensation Committee.

Audit Committee

The Board has a charter for the Audit Committee to follow in carrying out its audit and financial review functions. A copy of the charter of the Audit Committee is attached as Schedule “A” hereto. The Audit Committee reviews all financial statements of the Corporation prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with Multilateral Instrument MI 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Corporation’s auditors to discuss the various aspects of the Corporation’s financial statements and the independent audit.

Compensation Committee

The Board has adopted a charter for the Compensation Committee. A copy of the compensation committee charter is attached as Schedule “B” hereto.

The members of the compensation committee are Andrew F.B. Milligan, Andrew Bowering and Marc LeBlanc. A majority of the members of the compensation committee are independent members of the board of directors of the Corporation.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Corporation’s executive officers and to the Directors, to review the performance and compensation paid to the Corporation’s executive officers and to make recommendations on compensation to the Board. In addition, the Committee will review annually the compensation plans for the Corporation’s non-executive staff.

Other Board Committees

The Board has no other committees other than the audit committee and the compensation committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Board has frequent communications with management and other board members, and is regularly consulted on important Corporation decisions. In this context, the Board periodically reviews the performance of the Board as a whole, any standing committees it has appointed, and individual directors, to ensure each is performing effectively.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

The Corporation has three (3) executive officers. During the Corporation’s financial year ended December 31, 2007 the aggregate direct remuneration paid or payable to the Corporation’s executive officers by the Corporation and its subsidiaries, all of whose financial statements are consolidated with those of the Corporation, was $54,300.

“Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000. Mr. Paul Saxton acted as our Chief Executive Officer and Chief Financial Officer during the financial year ended December 31, 2007. None of our executive officers received total compensation exceeding $150,000 during 2007. Accordingly, Mr. Saxton is our only Named Executive Officer. The compensation paid to the Named Executive Officers during the Corporation’s three most recently completed financial years of December 31 is as set out below:

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts $
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Paul F. Saxton President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	2007 2006 2005	$22,500 $20,545 $32,240	Nil Nil Nil	Nil Nil Nil	600,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Nathalie Pilon was appointed as Chief Financial Officer of the Corporation on March 26, 2008.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Corporation did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2007 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS	Securities Under Options/ Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Paul F. Saxton President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	600,000	24.5%	$0.25 per share	$0.18 per share	September 25, 2010

No options were exercised by the Named Executive Officers during the financial year ended December 31, 2007. The values of outstanding options at December 31, 2007 were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY- End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
Paul F. Saxton President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	Nil	Not Applicable	600,000/Nil	$Nil/$N/A

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2007.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Corporation and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of any Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants. The following directors received options under the share option plan in their capacity as a director during the financial year ended December 31, 2007:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
James Chapman, Director	300,000	$0.25 per Share	$0.18 per share	September 25, 2010
Andrew Bowering, Director	300,000	$0.25 per Share	$0.18 per share	September 25, 2010
Andrew F. Milligan, Director	300,000	$0.25 per Share	$0.18 per share	September 25, 2010

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation has in place a share option plan initially adopted in 2005 (the “Plan”). The Plan was amended on September 25, 2007 adjusting the maximum number of Common Shares available to be granted from 2,000,000 Common Shares to 2,500,000 Common Shares. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation. All options expire on a date not later than 10 years after the issuance of such option. There are currently options outstanding to purchase an aggregate of 2,450,000 Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2007.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders -	Nil	N/A	Nil
Equity compensation plans not approved by securityholders (the Plan)	2,450,000	$0.25	50,000
Total	2,450,000	$0.25	50,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Corporation were indebted to the Corporation as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Management Proxy Circular, including the disclosure below, briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries:

  In 2007, the Corporation paid management fees and consulting fees of $13,800 and rent of $2,700, to Mr. Jeffrey Wilson, the Corporation’s Vice-President, Exploration.

  In 2007, the Corporation paid management fees of $22,500 to a company owned by Mr. Paul Saxton, the Chief Executive Officer and a director of the Corporation.

  In February 2008, Mr. Paul Saxton, the Chief Executive Officer and a director, loaned the Corporation $110,000 at a rate of 5% per annum with the condition of being able to convert to shares if so desired.

  In February 2008, a director loaned the Corporation $25,000 at a rate of 5% per annum which will increase to 10% per annum after December 31, 2008. The director can, at any time, convert the loan to shares using the average price of the stock over the last five days trading days prior to conversion.

Private Placement of 3,275,000 Units

On May 14, 2007, the Corporation completed a private placement consisting of 3,275,000 units (the “Units”) at a price of US$0.10 per Unit. Each Unit consisted of one share of common stock and one share purchase warrant which entitles the holder to purchase one additional shares of common stock of the Corporation at a price of US$0.15 per share on or before May 14, 2009. Andrew F. B. Milligan, the Corporation’s Chairman and director, purchased a total of 450,000 Units in this private placement.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.        Approval of Stock Option Plan Continuation of Share Option Plan

The Board has approved the amendment and restatement of the Corporation’s 2005 Stock Option Plan. The Board considers it in the best interests of the shareholders of the Corporation to ratify and approve the amended and restated 2005 Stock Option Plan (the “Option Plan”) and submit the Option Plan to the shareholders for approval at the 2008 AGM. The Option Plan permits the Corporation to grant options for the purchase of Shares pursuant to option agreements. Upon approval by shareholders, the Option Plan will replace and supersede the existing 2005 Stock Option Plan.

Under the Option Plan, a maximum of 10% of the issued and outstanding common shares of the Corporation at the time an option is granted, less Common Shares reserved for issuance under share compensation arrangements of the Corporation other than the Option Plan, will be reserved for options to be granted at the discretion of the Corporation’s board of directors to eligible optionees (the “Optionees”). This type of Option Plan is called a “rolling” plan. During the Corporation's financial year ended December 31, 2007, and to the date of the mailing of this Information Circular, options to purchase an aggregate of 2,450,000 Common Shares have been granted by the Corporation, representing approximately 3.2% of Common Shares outstanding. The Option Plan will be subject to restrictions that provide that insiders may not be, as a group, issued in excess of 10% of the issued Common Shares within any 12 month period. The number of common shares issuable to insiders as a group under the option plan, when combined with common shares issuable to insiders under all of the Corporation’s other security based compensation plans, may not exceed 10% of the Corporation’s issued common shares and no exercise price of an option granted to an insider may be reduced nor an extension to the term of an option granted to an insider extended without further shareholders’ approval.

The material terms of the Option Plan include the following provisions:

  the participants in the Option Plan are the directors, executive officers, employees and other service providers of the Corporation;

  the Option Plan is administered by the directors of the Corporation;

  the exercise price of stock options granted under the Option Plan, as determined by the Board in its sole discretion, shall not be less than the "market price" of the shares (as defined by the policies of the TSX Venture) or, if the shares are not listed for trading on the TSX Venture, then such other exchange or quotation system on which the shares are listed or quoted for trading;

  all options granted under the Option Plan expire on a date not later than 5 years after the issuance of such options by the Board;

  upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Option Plan;

  if the option holder ceases to be a director of Corporation or its subsidiaries or ceases to be employed by the Corporation or its subsidiaries (other than by reason of death or cause), as the case may be, then the option granted shall expire no later than the (i) the original expiry date of the option, or (ii) the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Corporation or its subsidiaries, subject to the terms and conditions set out in the Option Plan, and in the event of dismissal of the option holder from employment or service for cause, all options held by the option holder, whether or not vested at the date of dismissal, will immediately terminate without any right of the option holder to exercise any of the options;

  In the case of the death of an option holder, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of the optionholder and the date of expiration of the term otherwise applicable to such option.

  options granted pursuant to the Option Plan will be non-assignable and may be subject to vesting provisions determined by the Board;

  the Corporation does not offer financial assistance in respect of the exercise of options.

The Corporation is of the view that the Option Plan provides the Corporation with the flexibility necessary to attract and maintain the services of senior executives and other employees and must reflect in competitive compensation relative to other companies in the industry.

A copy of the Option Plan will be available for inspection at the Meeting.

The Option Plan must be approved by a majority of the votes cast at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved that:

(a) the Corporation’s Stock Option Plan, as amended and restated, is hereby ratified and approved; and

(b) any one or more of the directors and officers of the Corporation be authorized to perform all such acts, deeds and things and execute, under seal of the Corporation or otherwise, all such documents as may be required to give effect to this resolution.

The Board recommends that shareholders vote in favour of the approval of the Option Plan.

B.        Shareholder Rights Plan

The Board adopted a shareholder rights plan agreement (the “Rights Plan”) effective May 28, 2008 (the “Effective Date”). The objective of the Board in adopting the Rights Plan is to ensure the fair treatment of Shareholders in connection with any take-over bid for the Common Shares of the Corporation. The Rights Plan was not adopted in response to any proposal to acquire control of the Corporation.

The specific terms of the Rights Plan will be reflected in an agreement to be finalized between the Corporation and Pacific Corporate Trust Company, as Rights Agent, and expected to be dated effective as of the Effective Date. The principal terms of the Rights Plan are summarized below. The full text of the Rights Plan will be filed prior to the Meeting in a Material Change Report expected to be filed in May, 2008, and which will be available for download at www.sedar.com. As well, a copy of the Rights Plan will be available for inspection at the Meeting.

Purpose of Rights Plan

The primary objective of the Rights Plan is to ensure that all Shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issue of Rights

The Corporation will issue one right (a “Right”) in respect of each Common Share outstanding at the Effective Date (the “Record Time”). The Corporation will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Corporation after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $5.00 per share (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Corporation (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Corporation’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take- over bid, unless those securities have been taken up or paid for;

(b)	such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

	(i)	holds those Common Shares in the ordinary course of its business for the account of others;

	(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

	(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take- over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan;

(b)	immediately after the Corporation’s annual meeting of Shareholders to be held in 2011 unless at such meeting the duration of the Rights Plan is extended.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person, provided the Flip-In Event is deemed to occur at the close of business on the 10th day after the first date of a public announcement of facts indicating that an Acquiring Person has become such. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Corporation will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take- over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

(c)	contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is not earlier than the later of 35 days after the date of the Competing Permitted Bid and the earliest date on which the Common Shares may be taken up or paid for under any prior bid in existence at the date of such Competing Permitted Bid; and then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of then outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

All (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Corporation will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “Flip-In” provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent.

Rights Agent

The Rights Agent under the Rights Plan will be Pacific Corporate Trust Company.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of the Corporation. At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved that:

(a)        the Rights Plan as described in the Information Circular of the Corporation dated as at May 28, 2008 be hereby ratified and approved.

(b)        The Corporation be authorized to abandon the Rights Plan if the Board of the Corporation deems it appropriate and in the best interests of the Corporation to do so; and

(c)        any one or more of the directors and officers of the Corporation be authorized to perform all such acts, deeds and things and execute, under seal of the Corporation or otherwise, all such documents as may be required to give effect to this resolution.

The Board of recommends that Shareholders vote in favour of the ratification and approval of the Rights Plan.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation.

INDEMNIFICATION

No indemnification under section 124 of CBCA has been paid or is to be paid for the last completed financial year. Note – if paid, insert amount paid or payable, the name and title of the individual indemnified or to be indemnified and the circumstances that gave rise to the indemnity.

Section 124 – A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of any entity, against all costs, judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for its most recently completed financial year. The Corporation will provide to any person or company, upon request to Mary Morvai, Secretary of the Corporation, one copy of the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s most recently completed financial year in respect to for which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements. Copies of the above documents will be provided free of charge to security holders of the Corporation. The Corporation may require the payment of a reasonable charge from any person or company who is not a security holder of the Corporation, who requests a copy of any such document. The foregoing documents are also available on Sedar at www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Management Proxy Circular.

SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2009 annual meeting of the Corporation (expected to be held in June 2009) must be received by the Secretary of the Corporation on or before the close of business on March 16, 2009.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of the Corporation.

DATED at Vancouver, British Columbia, May 28, 2008.

“Paul F. Saxton”

Paul F. Saxton
President and Chief Executive Officer

Schedule “A”

LINCOLN GOLD CORP.
(the “Company” or “Lincoln Gold”)

CHARTER OF THE AUDIT COMMITTEE

1.        Mandate

The Audit Committee will be responsible for managing, on behalf of shareholders of the Company, the relationship between the Company and the external auditors. In particular, the Audit Committee will have responsibility for the matters set out in this Charter, which include:

(a)        overseeing the work of external auditors engaged for the purpose of preparing or issuing an auditing report or related work;

(b)        recommending to the board of directors the nomination and compensation of the external auditors;

(c)        reviewing significant accounting and reporting issues;

(d)        reviewing the Company’s financial statements, Form 20-F Annual Report, MD&A and earnings press releases before the Company publicly discloses this information;

(e)        focusing on judgmental areas such as those involving valuations of assets and liabilities;

(f)        considering management’s handling of proposed audit adjustments identified by external auditors;

(g)        being satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements of the Company;

(h)        establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(i)        evaluating whether management is setting the appropriate tone by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities.

2.        Membership of the Audit Committee

Composition

The audit committee will be comprised of at least such number of directors as required to satisfy the audit committee composition requirements of Multilateral Instrument 52-110, as amended from time to time. Each member will be a director of the Company.

Independence

The Audit Committee will be comprised of a number of independent directors required to enable the Company to satisfy:

              (a)        the independent director requirements for audit committee composition required by Multilateral Instrument 52-110, as amended from time to time, and

              (b)        if applicable, the independent director requirements of the TSX Venture Exchange, or such other stock exchange on which the Company’s shares are traded from time to time.

Chair

The Audit Committee shall select from its membership a chair. The job description of the chair is attached as Exhibit 1 hereto.

Expertise of Audit Committee Members

Each member of the Audit Committee must be financially literate. Financially literate means the ability to read and understand a set of financial statements that represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert

The Company will strive to include a financial expert on the Audit Committee. An Audit Committee financial expert means a person having: (i) an understanding of financial statements and accounting principles; (ii) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (iii) experience in preparing, auditing, analyzing or evaluating financial statements that present a similar breadth and level of complexity as the Company’s statements; (iv) an understanding of internal controls; and (v) an understanding of an Audit Committee’s functions.

3.        Meetings of the Audit Committee

The Audit Committee must meet in accordance with a schedule established each year by the board of directors, and at other times as the Audit Committee may determine. A quorum for transaction of business in any meeting of the Audit Committee is a majority of members. At least twice a year, the Audit Committee must meet with the Company’s chief financial officer and external auditors separately.

4.        Responsibilities of the Audit Committee

The Audit Committee will be responsible for managing, on behalf of the shareholders of the Company, the relationship between the Company and the external auditors. In particular, the Audit Committee has the following responsibilities:

External Auditors

(a)        the Audit Committee must recommend to the board of directors:

(i)        the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company; and

(ii)       the compensation of the external auditors;

(b)        the Audit Committee must be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(c)        with respect to non-audit services:

(i)        the Audit Committee must pre-approve all non-audit services provided to the Company or its subsidiaries by its external auditors or the external auditors of the Company’s subsidiaries, except for tax planning and transaction support services in an amount not to exceed $100,000 for each service in a fiscal year; and

(ii)       the Audit Committee must pre-approve all non-audit services provided to the Company or its subsidiaries by its external auditors or the external auditors of the Company’s subsidiaries, except de minimis non-audit services as defined in applicable law.

(d)       the Audit Committee must also:

(i)        review the auditors’ proposed audit scope and approach;

(ii)       review the performance of the auditors; and

(iii)      review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors;

Accounting Issues

(e)        the Audit Committee must:

(i)        review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and,

(ii)       ask management and the external auditors about significant risks and exposures and plans to minimize such risks.

Financial Statements, Form 20-F, MD&A and Press Releases

(f)        the Audit Committee must:

(i)        review the Company’s financial statements, Form 20-F, MD&A and earnings press releases before the Company publicly discloses this information;

(ii)       in reviewing the annual financial statements, determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles;

(iii)      pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(iv)     focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses, warranty, professional liability, litigation reserves and other commitments and contingencies;

(v)        consider management’s handling of proposed audit adjustments identified by the external auditors;

(vi)       ensure that the external auditors communicate certain required matters to the committee;

(vii)      be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than the disclosure referred to in paragraph (f)(i) (above), and must periodically assess the adequacy of those procedures;

(viii)     be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information and whether that review is performed on a pre- or post-issuance basis;

(ix)       meet with management, either telephonically or in person to review the interim financial statements;

(x)        to gain insight into the fairness of the interim statements and disclosures, the Audit Committee must obtain explanations from management on whether:

a.	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

b.	changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Company’s operations and financing practices;

c.	generally accepted accounting principles have been consistently applied;

d.	there are any actual or proposed changes in accounting or financial reporting practices;

e.	there are any significant or unusual events or transactions;

f.	the Company’s financial and operating controls are functioning effectively;

g.	the Company has complied with the terms of loan agreements or security indentures; and

h.	the interim financial statements contain adequate and appropriate disclosures;

Compliance with Laws and Regulations

(g)        the Audit Committee must:

(i)        periodically obtain updates from management regarding compliance;

(ii)       be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements;

(iii)      review the findings of any examinations by regulatory agencies such as the United States Securities Exchange Commission and the British Columbia Securities Commission; and

(iv)      review, with the Company’s counsel, any legal matters that could have a significant impact on the Company’s financial statements;

Employee Complaints

(h)        the Audit Committee must establish procedures for:

(i)        the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)        the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

Other Responsibilities

(i)        the Audit Committee must:

(i)        review and approve the Company’s hiring policies of employees and former employees of the present and former external auditors of the Company;

(ii)       evaluate whether management is setting the appropriate tone by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(iii)      focus on the extent to which internal and external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown;

(iv)       gain an understanding of whether internal control recommendations made by external auditors have been implemented by management;

(v)        periodically review and reassess the adequacy of this Charter and recommend any proposed changes to the Corporate Governance and Nominating Committee and the board for approval;

(vi)       review, and if deemed appropriate, approve expense reimbursement requests that are submitted by the chief executive officer or the chief financial officer to the Company for payment;

(vii)      assist the board to identify the principal risks of the Company’s business and, with management, establish systems and procedures to ensure that these risks are monitored; and

(viii)     carry out other duties or responsibilities expressly delegated to the Audit Committee by the board.

5.        Authority of the Audit Committee

The Audit Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Audit Committee; and

(c)	communicate directly with the internal and external auditors.

Exhibit 1 to Audit Committee Charter

LINCOLN GOLD CORP.
(the “Company” or “Lincoln Gold”)
Job Description – Audit Committee Chair

The responsibilities of the Audit Committee chair include, among other things:

(a)	managing the affairs of the Committee and monitoring its effectiveness;

(b)	managing the meetings of the Committee by ensuring meaningful agendas are prepared and guiding deliberations of the Committee so that appropriate decisions and recommendations are made; and

(c)	setting up agendas for meetings of the Committee and ensuring that all matters delegated to the Committee by the board are being dealt with at the Committee level during the course of the year.

Schedule “B”

LINCOLN GOLD CORPORATION

(the “Corporation”)

COMPENSATION COMMITTEE CHARTER

1.        PURPOSE

This Committee will be comprised of a majority of independent directors as defined in National Instrument 52-110 (Audit Committees) of the Canadian Securities Administrators and will be responsible for the development and supervision of the Corporation’s approach to compensation for employees, directors, officers and senior management as well as bonuses and any increases in compensation to employees or staff that would have a material impact on the Corporation’s expenses.

2.        COMPOSITION AND TERMS OF OFFICE

The Committee will be appointed by the Board of directors. It will be comprised of not less than three (3) directors and not more than five (5) directors.

The Chair of the Committee will be appointed by the Board of directors.

The Committee will meet no less frequently than annually and meetings may be called by the Chair of the Committee, or any two members of the Committee.

Members of the Committee will be appointed for a one (1) year term at the first meeting of the directors of the Corporation following the Annual General Meeting.

The quorum for the Committee is a majority of the members of the Committee then in office.

3.        DUTIES AND RESPONSIBILITIES

The Committee will:

(a)	Review and make recommendations regarding compensation issues, in particular:

	o	compensation philosophy and policies;

o

competitive positioning, including establishing competitive base salaries and incentive awards for senior officers that are consistent with salaries for senior officers of other senior mining exploration companies;

	o	annual review of the performance of the senior officers of the Corporation on behalf of the Board;

	o	payments and awards to officers, employers and consultants under the Corporation’s compensation and stock option plans; and

	o	director compensation.

(b)	Review:

	o	senior management succession planning;

	o	senior management development and training; and

	o	significant changes in organizational structure.

(c)	Ensure for each meeting that minutes are recorded, drafted and circulated on a timely basis to committee members.